August 15, 2006

Mail Stop 4561

Francis J. Alfano
Chief Executive Officer
MTM Technologies, Inc.
1200 High Ridge Road
Stamford, CT 06905

      Re:	MTM Technologies, Inc.
		Registration Statement on Form S-3
      Filed July 27, 2006
		File No. 333-136058

		Form 10-K for the year ended March 31, 2006
		Filed July 14, 2006
		Form 10-Q for the quarter ended June 30, 2006
		Filed August 11, 2006
		File No. 0-22122

Dear Mr. Alfano:

      We have limited our review of your filings to the issues we have addressed in our comments. We think you should revise your registration statement in response to those comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3
Cover Page
1. Please see Rule 421(d) of the Securities Act of 1933, as amended, and Securities Act Release No. 33-7497 dated January 28, 1998 regarding our plain English principles. Please revise your prospectus cover page to clearly and concisely provide the information required by Item 501 of Regulation S-K. Detailed discussion of the transactions in which these shareholders obtained their shares should be set forth in the selling securityholders section of the prospectus.
2. Please clarify, if true, that the 7,809 shares remaining from the
433, 840 issued to VGS Liquidating Company on December 10, 2004 that were not registered on the Form S-3 declared effective on March 21,
2006 are included in this offering. If they are not included, please advise.

Form 10-K and Form 10-Q for the first quarter ended June 30, 2006
Certifications
3. In future filings, please revise your certifications to follow the exact form specified by Item 601(b)(31) of Regulation S-K.
Specifically, please remove the titles of the certifying officers from the opening line of each certification.

**********************************

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Hugh Fuller at (202) 551-3853 or me at (202)
551- 3730 with any other questions.

      					Sincerely,


      					Barbara C. Jacobs
      					Assistant Director


CC:	E. Ann Gill
	Thelen Reid & Priest LLP
	875 Third Avenue
	New York, NY 10022
      Facsimile no. (212) 829-2299
Francis J. Alfano
MTM Technologies, Inc.
August 15, 2006
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